

23000851

Washington, D.C. 20549

;ION

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 24 2023

Washington, DC

SEC FILE NUMBER
8-32071

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Blakeslee & Blakeslee, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1101 Marsh Street
(No. and Street)

San Luis Obispo   **CA**   **93401**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sam N. Blakeslee   **805-543-4366**   sblakeslee@blakeslee-blakeslee.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100   **Century City**   **California**   **90067**

(Address)   (City)   (State)   (Zip Code)

9/15/2020   **6567**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Sam N. Blakeslee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blakeslee & Blakeslee, Inc. _____, as of December 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ President

_____
Notary Public

See Attached for
Notary Certificate

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC Report _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _San Luis Obispo_ } s.s.

Subscribed and sworn to (or affirmed) before me on this _08_ day of _February_ ,

Month

20 _23_ , by _Samuel N. Blakeslee_ and

Name of Signer (1)

_n/a_ , proved to me on the basis of

Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

_____

Signature of Notary Public

Matthew Aaron Ward

For other required information (Notary Name, Commission No. etc.)

MATTHEW AARON WARD
Commission # 2411849
Notary Public - California
San Luis Obispo County
My Comm. Expires August 3, 2026

Seal

―――――――――― *OPTIONAL INFORMATION* ――――――――――

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Form X-17A-5
Part III
Sec File # 8-32071

containing _____ pages, and dated _____

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
- ○ form(s) of identification   ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____   Entry # _____

Notary contact: _____

Other
- ☐ Affiant(s) Thumbprint(s)   ☐ Describe: _____

_____



1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Blakeslee & Blakeslee, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blakeslee & Blakeslee, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 22, 2023

Blakeslee & Blakeslee, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	286,346
Commissions receivable		4,045
Due from affiliate		48,874
Property and equipment, net		64,291
Other assets		25,726
Right of use asset		196,020
Total assets	$	625,302

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	18,871
Credit card payable		1,493
Lease payable		209,089
Total liabilities		229,453

Stockholders' equity

Common stock, no par value, 200,000 shares authorized,		59,205
68,843 shares issued and outstanding		
Retained earnings		336,644
Total stockholders' equity		395,849
Total liabilities and stockholders' equity	$	625,302

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Statement of Operations
For the Year Ended December 31, 2022

Revenues		
Commissions	$	3,147,916
Other income		181,024
Total revenues		3,328,940
Expenses		
Employee compensation and benefits		636,470
Commission expense		2,181,505
Communications		110,500
Occupancy and equipment rental		253,230
Other operating expenses		158,220
Total expenses		3,339,925
Net income (loss) before income tax provision		(10,985)
Income tax provision		464
Net income (loss)	$	(11,449)

Blakeslee & Blakeslee, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2022

	Common Stock	Retained Earnings	Total
Balance at December 31, 2021	$ 59,205	$ 348,093	$ 407,298
Net income (loss)	-	(11,449)	(11,449)
Balance at December 31, 2022	$ 59,205	$ 336,644	$ 395,849

Blakeslee & Blakeslee, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flow from operating activities:

Net income (loss)		$ (11,449)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 7,790	
Amortization right of use assets	151,888	
(Increase) decrease in assets:		
Commissions receivable	6,277	
Due from affiliates	(11,715)	
Other assets	(3,300)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(1,507)	
Credit card payable	(3,334)	
Income tax payable	(5,330)	
Lease payable	(151,337)	
Total adjustments		(10,568)
Net cash provided by (used in) operating activities		(22,017)
Cash flow from investing activities:		
Purchase of equipment	(15,520)	
Net cash provided by (used in) in investing activities		(15,520)
Net increase (decrease) in cash		(37,537)
Cash at beginning of year		323,883
Cash at end of year		$ 286,346

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	13,822
Income taxes	$	6,888

Supplemental disclosures of non-cash transactions:

Right of use asset in exchange for lease obligations:	$	26,934

The accompanying notes are an integral part of these financial statements.

-4-

Blakeslee & Blakeslee, Inc.
Notes to Financial Statements
December 31, 2022

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Blakeslee & Blakeslee, Inc. (the "Company") was incorporated in the State of California on March 1, 1984. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund sales, and secondarily variable and fixed annuities.

The Company transacts business with its clients in primarily San Luis Obispo and Santa Barbara counties.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The Company generates its revenue from the sale of mutual funds, and variable and fixed contracts of insurance products in the form of commissions and trail commissions. Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis except for trail commissions which are recorded when received. This is not in accordance with US GAAP as the difference between US GAAP and the Company's recognition of its trail commissions is immaterial when compared to the financial statements taken as a whole.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company is a lessee in several noncancelable operating leases for office space subject to ASC 842, applied as set forth below.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a Right-of-use asset (ROUA) at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate ("IBR") at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROUA is subsequently measured throughout the lease term at the amount of the remeasured lease liability, representing the present value of the remaining lease payments; as adjusted for unamortized initial direct costs, prepaid or accrued lease payments; unamortized lease incentives received; and any impairments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DUE FROM AFFILIATE

Under an expense sharing agreement, the Company is owed $ 48,874 from an affiliate, Blakeslee & Blakeslee Financial Advisors Inc. ("BBFAI"), for payroll and other shared administrative expenses. Other income includes reimbursement of $167,281 for 2022 shared expenses. The Company's majority shareholder is also the sole shareholder of BBFAI.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	38,645	7
Equipment		88,654	5
Leasehold improvements		21,713	39
Total cost of property and equipment		149,012	
Less: accumulated depreciation		(84,721)	
Property and equipment, net	$	64,291	

Depreciation expense for the year ended December 31, 2022 was $7,790.

Blakeslee & Blakeslee, Inc.
Notes to Financial Statements
December 31, 2022

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	464	-	464
Total income tax expense (benefit)	$ 464	$ -	$ 464

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2022, the IRS has not proposed any adjustment to the Company's tax position.

Deferred taxes are also the result of timing differences arising from different methods of depreciation used for income tax accounting and accounting principles generally accepted in the United States of America. A 100% valuation allowance has been applied against this asset since management cannot determine if it is more likely than not that the entire asset will be realized.

Note 5: RETIREMENT PLAN

The Company maintains a SIMPLE IRA Plan (the "Plan") covering all its eligible employees. The Plan is discretionary, and continuance of the plan is at the sole election of the Company. Under the terms of the plan, all employees, 21 years of age or older, are eligible to participate in the Plan. The Company recorded a $11,440 contribution to this plan, which is included in employee compensation and benefits on the Statement of Income. There is a 3% matching requirement.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. A 5% discount rate has been used in determination of the lease liability. The lease costs for the year ended December 31, 2022 are:

Operating lease costs	203,828
Variable lease costs	7,710
Total lease costs included in occupancy and equipment rental expense	$211,538

Amounts reported in the Statement of Financial Condition as of December 31, 2022 are as follows: Operating leases:

Right of use asset	$196,020
Lease payable	$209,089

Amounts disclosed for ROUA obtained in exchange for lease obligations and reductions to ROUA assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROUA resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2022 are as follows:

2023	$152,814
2024	62,231
Total undiscounted lease payments	$215,045
Less imputed interest	(5,956)
Total lease payable	$209,089

Note 8: CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000.   At times during the year ended December 31, 2022, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $254,806 which was $249,806 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($20,364) to net capital was 0.08 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees on December 31, 2022 or during the year then ended.

Blakeslee & Blakeslee, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2022

Computation of net capital

Common stock	$ 59,205	
Retained earnings	336,644	
Total stockholders' equity		$ 395,849
Less: Non-allowable assets		
Due from affiliate	48,874	
Property and equipment, net	64,291	
Commissions receivable	2,152	
Other assets	25,726	
Total non-allowable assets		(141,043)
Net capital		254,806

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 1,358	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 249,806

Ratio of aggregate indebtedness to net capital	0.08 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIa Form X-17A-5 report dated December 31, 2022.

See Report of Independent registered Public Accounting Firm

Blakeslee & Blakeslee, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements For Brokers and
Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2022

The Computation for determination of the reserve requirements and information relating to possession or control Requirements for brokers and dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as direct mutual fund, annuities, and the sale of 529 plans. Accordingly, there are no items to report under the requirements of this Rule.

Blakeslee & Blakeslee, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Blakeslee & Blakeslee, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Blakeslee & Blakeslee, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Blakeslee & Blakeslee, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2022. Blakeslee & Blakeslee, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blakeslee & Blakeslee, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 22, 2023



BLAKESLEE&BLAKESLEE
1101 Marsh Street • San Luis Obispo • California • 93401 • 805/543-4366

Blakeslee & Blakeslee, Inc.
Exemption Report
For the Year Ended December 31, 2022

Blakeslee & Blakeslee, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) direct mutual fund; (2) annuities; and (3) sale of 529 Plans.. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Blakeslee & Blakeslee, Inc.

I, Sam N. Blakeslee, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: President

Blakeslee & Blakeslee, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of Blakeslee & Blakeslee, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Blakeslee & Blakeslee, Inc. and the SIPC, solely to assist you and SIPC in evaluating Blakeslee & Blakeslee, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Blakeslee & Blakeslee, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Blakeslee & Blakeslee, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Blakeslee & Blakeslee, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 22, 2023

Blakslee and Blakslee, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2022

	Amount
Total assessment	$ 4
SIPC-6 general assessment	
Payment made on August 17,2022	(2)
SIPC-7 general assessment	
Payment made on February 9, 2023	(2)
Total assessment balance	$ -